SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 14)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jeffrey Soza, Esq.

Glaser Weil Fink Howard Avchen & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, California 90067

(310) 553-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,560,813

	8.	Shared Voting Power 74,560,813

	9.	Sole Dispositive Power 74,560,813

	10.	Shared Dispositive Power 74,560,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,560,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 42.98%

14.	Type of Reporting Person (See Instructions) IN

With respect to shared voting and shared dispositive power, see the terms of the Letter Agreement between the reporting person and Standard General, L.P., on behalf of one or more of its funds, filed as an exhibit to Amendment No. 13 to reporting person’s Schedule 13D.

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, as filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, as filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, as filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, as filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, as filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”), Amendment No. 6 thereto, as filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6”), Amendment No. 7 thereto, as filed by the reporting person with the SEC on July 11, 2011, Amendment No. 8 thereto, as filed by the reporting person with the SEC on April 1, 2013 (“Amendment No. 8”), Amendment No. 9 thereto, as filed by the reporting person with the SEC on June 27, 2013 (“Amendment No. 9”), Amendment No. 10 thereto, as filed by the reporting person with the SEC on July 5, 2013 (“Amendment No. 10”), Amendment No. 11 thereto, as filed by the reporting person with the SEC on May 29, 2014 (“Amendment No. 12”),  Amendment No. 13 thereto, as filed by the reporting person on June 23, 2014 (“Amendment No. 13” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On June 27, 2014 Standard General, on behalf of one or more if its funds (“SG”), notified Mr. Charney that it had purchased 27,351,407 shares of the Issuer’s Common Stock in furtherance of the previously disclosed Letter Agreement (the “Letter Agreement”) between Mr. Charney and SG.  Pursuant to the Letter Agreement, Mr. Charney was obligated to purchase such shares of Common Stock and is deemed to be the beneficial owner of such shares.  The total purchase price for such shares is $19,556,256, which SG loaned to Mr. Charney on the terms and conditions set forth in the Letter Agreement.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows.

On June 27, Mr. Charney sent a letter to the Issuer and the Board of Directors calling a special meeting of stockholders on September 25, 2014 for the purposes of (i) amending the Bylaws to fix the number of directors serving on the Board of Directors at 15 directors, (ii) amending the Bylaws to provide that any vacancies on the Board created by actions taken at the special meeting of stockholders may be filled with individuals identified in any proxy statement filed with the Securities and Exchange Commission in connection with such special meeting, without regard to procedural requirements that the Issuer may otherwise impose, (iii) electing certain individuals to fill any vacancies created by the actions taken at the special meeting, and (iv) repealing amendments to the Bylaws that have been enacted subsequent to October 1, 2010 and prior to the special meeting.  Mr. Charney called the special meeting of stockholders pursuant to the authority granted to the Issuer’s Chief Executive Officer in the Issuer’s Bylaws then in effect.

If the Issuer calls  a special meeting Mr. Charney intends to file proxy materials with the Securities and Exchange Commission (the “SEC”) in order to solicit proxies in support of the proposals to be presented at the special meeting of stockholders.  In order for such proposals to be adopted the affirmative vote of a majority of the shares of Common Stock represented at the special meeting is required, except with respect to the election of directors to fill vacancies on the Board, which may be filled by a plurality of the votes cast.

In addition, Mr. Charney presently intends to file a consent statement with the SEC and seek written consents from other stockholders approving the matters to be presented at the special meeting of stockholders.  Section 228 of the Delaware General Corporation Law provides that the Issuer’s stockholders may take action by written consent without a vote, if written consents signed by the holders of outstanding stock having not less than the minimum number of votes that would be sufficient to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted are delivered to the Issuer’s registered agent in Delaware or its principal place of business.  In order for the proposals for which Mr. Charney intends to seek consent to be adopted, written consents signed and dated by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the record date must be delivered to the Issuer’s registered agent in Delaware or its principal place of business within 60 days of the record date.

Mr. Charney continues to intend to engage in discussions with the Issuer and Issuer’s management and the Board, other stockholders of the Issuer and other person that may relate to matters related to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, the future of the Issuer and other matters concerning the Issuer.

WE URGE INVESTORS TO READ THE PROXY MATERIALS AND CONSENT STATEMENT AND RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ISSUER AND THE PROPOSALS TO BE BROUGHT BEFORE THE STOCKHOLDERS AT THE SPECIAL MEETING AND IN MR. CHARNEY’S WRITTEN CONSENT.  Investors may also obtain a free copy of the proxy statement, consent statement and other relevant documents when they become available as well as other materials filed with the SEC concerning the Issuer at the SEC’s website at http://www.sec.gov.

In accordance with Rule 14a-12(a)(1)(i) under the Exchange Act, the following personas are presently anticipated to be, or may be deemed to be, participants in any such solicitation:  Dov Charney.  Mr. Charney beneficially owns 74,560,813 shares of Common Stock in the Issuer, including 27,351,407 shares over which Mr. Charney obtained beneficial ownership as a result of the Letter Agreement between Mr. Charney and SG.

Mr. Charney may also consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance the value of his current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve extraordinary matters relating to the Issuer.  Any such action may be taken or advocated by Mr. Charney alone or in conjunction with other shareholders and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D.

In addition to acquiring securities as contemplated by the Letter Agreement, Mr. Charney intends to evaluate various alternatives that are or may become available with respect to the Issuer and its securities.  Mr. Charney may from time to time acquire additional equity or debt securities or other instruments of the Issuer or dispose of such equity or debt securities or other instruments in any amount that Mr. Charney may determine in his sole discretion, through open market transactions, privately negotiated transactions or otherwise.

The information set forth in this Item 4 is subject to change , and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that Mr. Charney will or will not take, or cause to be taken, any of the actions described above or any similar actions.

The information in Item 3 above is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Mr. Charney is the beneficial owner of 74,560,813 shares of Common Stock, which represents 42.98% of the outstanding shares of Common Stock based on the Issuer having 173,497,302 shares of Common Stock outstanding as of May 1, 2014, according to the Issuer’s quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed with the SEC on May 12, 2014.  The foregoing amount includes 27,351,407 shares of Common Stock which Mr. Charney is deemed to be the beneficial owner as a result of the Letter Agreement.

The information in Item 3 is hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 30, 2014

/s/ Dov Charney
Dov Charney